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                                                                    EXHIBIT 1.13

                            ACCESSPOINT CORPORATION


                               November 16, 1999



Mr. Toby Parrish

     Re: Letter of Proposal / Accesspoint Advisory Board

Dear Toby:

     Thank you for your interest in assisting Accesspoint Corporation ("Accesspoint"). We would very much appreciate your service as a member of the Accesspoint Advisory Board. The Accesspoint Advisory Board is a non-elected position. The members of the Advisory Board are appointed by the Chief Executive Officer of Accesspoint and serve as adjunct advisors to Accesspoint and its senior executives. Advisory Board members are akin to informal consultants.

     Accesspoint desires to benefit from any business referrals you might make as a member of the Advisory Board. To this end Accesspoint feels that your potential contribution merit compensation in the form of stock and stock options. Accesspoint understands that you will present, introduce and/or refer to Accesspoint: (i) business and business opportunities which may result in revenue to Accesspoint; and (ii) potential funding sources, investors, strategic business partners, and others who may facilitate fulfillment of the capital needs of Accesspoint (collectively "Potential Resources"). In accordance with the foregoing, you will, from time to time, present and introduce Potential Resources to Accesspoint, which will result in a financial benefit to Accesspoint of value reasonably equivalent to the value of the stock and options granted hereunder.

     Accesspoint shall retain sole discretion in determining (i) the value of the Potential Resources referred by you; and (ii) whether or not to enter into any transaction with any Potential Resource. Accesspoint may accept or reject any proposal made by any Potential Resource referred by you hereunder. You acknowledge that Accesspoint desires to conduct business only with suitable Potential Resources, as determined by Accesspoint in its sole discretion. Notwithstanding the foregoing, Accesspoint will use its bone fide good faith judgment when determining whether or not to enter into any transaction or other relationship with any Potential Resource.
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Accesspoint Corporation

Mr. Toby Parrish
November 16, 1999
Page 2

     Our respective expectations may be expressed as follows:

          Duties of Advisory Board Member

     1. Promote, advertise and market the Accesspoint Services; present and represent Accesspoint and its services and products in a positive manner and emphasize the value added aspects of Accesspoint and its services and products.

     2. Devote your best reasonable efforts and skills to the business interests of Accesspoint, and further enhance and develop the interests and welfare of Accesspoint.

     3. Refer Potential Resources to Accesspoint and provide Accesspoint written notice regarding each Potential Resource so referred.

     4. Obey all lawful rules, regulations, special instructions, and directives as directed by Accesspoint applicable to the matters contemplated herein.

     5. Make available to Accesspoint any and all information of which you have knowledge that is relevant to Accesspoint's business and is not subject to any enforceable confidentiality restrictions, and make all suggestions and recommendations, which you believe will be of benefit to Accesspoint.

     6. Refrain from making any representations or warranties regarding the Accesspoint Services beyond those contained in the promotional, advertising and marketing materials provided by Accesspoint.


          Duties of Accesspoint

     1. Provide you with materials describing Accesspoint software and services for your reasonable use in promoting, advertising and marketing Accesspoint software and services and obtaining Potential Resources.

     2. Subject to the understandings set forth herein, use bone fide good faith judgment when determining whether to enter into agreements for the Accesspoint Services (each an "Accesspoint Services Agreement") with Potential Resources referred to Accesspoint.
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Accesspoint Corporation

Mr. Toby Parrish
November 16, 1999
Page 3

     3. Reserve and provide for the exercise of vested awards of hereunder, issue vested shares, and allow the exercise of vested options hereunder.

     4. Reimburse you, upon submission of travel expense account and supporting documents as required by the Internal Revenue Service, for all pre-approved (which approval shall be in written form) reasonable travel expenses incurred by you as part of and in connection with in promoting, advertising and marketing Accesspoint software and services and obtaining Potential Resources.

     As a member of the Accesspoint Advisory Board, Accesspoint would like to offer you 100,000 shares of common stock vesting on an approximate prorata basis over a 12-month period to avoid issuance of fractional shares, Accesspoint would propose the following vesting schedule:

     Month                    Common Shares

     1.                          8,333
     2.                          8,333
     3.                          8,333
     4.                          8,333
     5.                          8,333
     6.                          8,333
     7.                          8,333
     8.                          8,333
     9.                          8,333
     10.                         8,333
     11.                         8,333
     12.                         8,337
                               -------
                     TOTAL     100,000

     Accesspoint would also like to offer you 20,000 stock options for the purchase of common shares at an exercise price of $5.00 per share, for services as a member of the Advisory Board. The stock options would also vest on an approximate prorata basis over a 12-month period. In order to avoid the issuance of fractional shares, the stock options would vest and become exercisable pursuant to the following schedule:

Accesspoint Corporation

Mr. Toby Parrish
November 16, 1999
Page 4

     Month                   Options

     1.                        1,666
     2.                        1,666
     3.                        1,666
     4.                        1,666
     5.                        1,666
     6.                        1,666
     7.                        1,666
     8.                        1,666
     9.                        1,666
     10.                       1,666
     11.                       1,666
     12.                       1,674
                              ------
                    TOTAL     20,000

     The foregoing stock awards and stock options would be deemed to constitute an "Award" pursuant to the Accesspoint Corporation 1999 Stock Incentive Plan ("Plan"). The Plan permits the granting of stock options (including nonqualified stock options) and stock Awards. Notwithstanding whether or not the stock options would be intended to qualify as incentive stock options under
Section 422 of the Internal Revenue Code of 1986, as amended, the above exercise price would be deemed to equal the Fair Market Value on the date of grant as that term is defined pursuant to the Plan. All of the terms of the Plan shall be incorporated herein by this reference.

     Upon sale of substantially all of the assets of Accesspoint, or the sale of shares in a single transaction representing 66.6% or more of the voting rights of its then issued and outstanding voting common stock, if the above Awards have then vested for at least 4 consecutive months and you have performed uninterrupted service as a member of the Accesspoint Advisory Board for at least 4 consecutive months, then all of the remaining Awards set forth above shall vest notwithstanding the above vesting schedule. Nothing in this provision shall reduce, circumscribe or prejudice the ability of Accesspoint, in its sole discretion, to terminate this relationship at any time, for any reason, without obligation to provide advanced notice of such termination.

     Accesspoint shall, subject to the provisions of item above, in addition to any other awards hereunder, pay a referral fee to you in regard to any funding or capital formation transaction with a Potential Resource referred to Accesspoint by you. The fee shall be a modified Lehman's Formula based upon the gross amount funded "Gross Funding Amount." You will be paid a fee equal to 4% of the first $2,000,000.00 in Gross Funding Amounts; 3% of the next $3,000,000 in Gross Funding Amounts; and 2% for any Gross Funding Amounts over $5,000,000.00,

Accesspoint Corporation

Mr. Toby Parrish
November 16, 1999
Page 5

     The fee shall be paid in cash and kind. The referral fee shall be payable within a reasonable time of receipt of actual funding by Accesspoint. The Gross Funding Amount shall mean the total gross funding actually received by Accesspoint (or any of its affiliated companies deriving funding or capital formation benefit from a Potential Resource by reason of presentation or referral hereunder by you) as a result of any such funding transaction, whether represented by cash, property or credit benefit. Accesspoint shall pay in kind to you all property other than cash (excepting those items set forth below) which may be readily liquidated received by it as set forth above, including, without limitation, all securities, rights, warrants, options, notes and all other items of a similar nature which may be readily liquidated or tradable and not restricted. Credit, credit facilities, restricted securities, and any item of property or other benefit which may not be readily liquidated or tradable or which cannot be otherwise paid in kind shall be treated as cash when determining the Gross Funding Amount. Accesspoint shall ensure that its agreements with regard to any such transaction shall provide for such distribution in kind to you and Accesspoint and you shall each equally share and be responsible for one-half of all of the costs, fees and expenses associated therewith, including costs related to securities compliance. Accesspoint shall be responsible for compliance with securities laws as an issuer and you shall be responsible for compliance with securities laws a security holder; provided, however, that Accesspoint reserves the right (but not the obligation) to undertake securities compliance on your behalf (with costs, fees and expenses shared as set forth above) if attorneys for Accesspoint in good faith determine that such compliance is reasonably necessary for the protection of Accesspoint and its shareholders and you do not otherwise undertake such compliance to the satisfaction of attorneys for Accesspoint. You agree to cooperate with Accesspoint and its attorneys with regard thereto and perform such reasonable acts and execute, have acknowledged, and deliver such reasonable documents and instruments, as may be determined by attorneys for Accesspoint as reasonably necessary.

     Accesspoint shall not, directly or indirectly, circumvent any obligations to pay the above fees to you. Accesspoint shall not cause any Potential Resource referred by you to provide funds or capital without the payment of appropriate fees to you. Accesspoint shall not cause any third party to obtain funds or capital in a transaction in which Accesspoint may have a present or future economic interest, without the payment of appropriate fees to you. While Accesspoint shall not be obligated to obtain funds or otherwise conduct business with any Potential Resource, Accesspoint shall not in bad-faith structure funding transactions with any Potential Resource in any manner, which would tend to prejudice, reduce, minimize, or impair the fee which would be otherwise due and owing to you pursuant to the final agreements proposed hereunder.

     You acknowledge and agree that service as an Advisory Board member may involve access to certain trade secrets and confidential information pertaining to the business of
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Accesspoint Corporation

Mr. Toby Parrish
November 16, 1999
Page 6

Accesspoint. Accordingly, you agrees that at all times after the date hereof, you will not, directly or indirectly, without the express written consent of Accesspoint, disclose to or use for the benefit of any person, corporation or other entity, or yourself, any trade secrets or other confidential information concerning Accesspoint's business, including, but not limited to, information pertaining to its marketing strategy, earnings or finances, or information concerning its past, present or prospective clients, customers, purchasers, its operations, methods or other activities. Further, you agree that you shall not, directly or indirectly, remove or retain, without the express prior written consent of Accesspoint, any figures, calculations, letters, papers, records, documents, instruments, drawings, designs, programs, or any copies thereof, or any information or instruments derived therefrom or any other similar information might be obtained or recorded, arising out of or in any way relating to the business of Accesspoint or obtained as a result of the matters contemplated herein. You acknowledge that all of the foregoing are proprietary information, which is the exclusive property of Accesspoint. Any provision in this letter or any other agreement to the contrary notwithstanding, your obligation under this provision shall survive the termination of this letter or any such agreement.

     Subject to the following provisions, during the term of your service as a member of the Advisory Board, and for a period of one (1) year after the termination thereof, you shall not, directly or indirectly, either as a representative, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any other individual or representative capacity, engage or participate in any business that is in competition in any manner whatsoever with the business of Accesspoint in any county in which Accesspoint is then conducting business without the prior written consent of Accesspoint. Notwithstanding the foregoing, and subject to the solicitation understandings set forth herein, you may engage or participate in any business, whether competitive or not, with clients or customers with whom you had a material personal or business relationship prior to your service as a member of the Advisory Board. You specifically acknowledge that you will not solicit customers or clients of Accesspoint in any such circumstance, unless you had a material personal or business relationship with such client or customer prior to your service as a member of the Advisory Board and such client or customer was not already a client or customer of Accesspoint prior to your service as a member of the Advisory Board. You will not solicit the employees of Accesspoint for any purpose. Nothing in this provision shall reduce, circumscribe or prejudice your obligations of confidentiality set forth herein. And, under all circumstances, you will refrain from making any negative or disparaging remarks about Accesspoint.

     Neither party to this letter agreement shall have, and neither party shall hold itself out has having, any right or authority at any time to make any contract or binding promise of any nature on behalf of the other party, whether oral or written, without the express prior written consent of the other party.

Accesspoint Corporation

Mr. Toby Parrish
November 16, 1999
Page 7

     This letter agreement is not intended to be an offer for the sale or issuance of securities, whether pertaining to stock, options, or otherwise, unless the same is exempt from registration and qualification pursuant to an applicable exemption. The issuance of stock and options is expressly subject to compliance with all state and federal securities laws, rules and regulations by the parties. While Accesspoint does not consider this letter agreement itself to be a securities or offer of any securities, whether pertaining to stock, options, or otherwise, in the event that this letter is construed to be an offer, the parties acknowledge the following disclosure in accordance with
Section 25102(a) of the California Corporations Code:

          The sale of the securities which are the subject of this agreement has not been qualified with the Commissioner of Corporation of the State of California and the issuance of such securities or the payment or receipt of any part of the consideration therefor prior to such qualification is unlawful, unless the sale of securities is exempt from the qualification by Section 25100, 25102, or 25105 of the California Corporations Code. The rights of all parties to this agreement are expressly conditions upon such qualification being obtained unless the sale is so exempt.

     We each understand that no part of the purchase price for stock or options or other securities may be received and no stock, options or other securities may be issued hereunder until and unless the sale of such securities is qualified or registered under applicable state and federal law unless the sale of such private securities is exempt from the qualification by applicable state law (including, without limitation, pursuant to the provisions of Sections 25100, 25102 or 25105 of the Code) or exempt from registration by applicable federal law.

     This letter is intended for discussion purposes only and is not intended to become a contract, written or oral, between Accesspoint and you. Accesspoint may require that you enter into a separate Advisory Board Member Agreement, Stock Option Agreement, Stock Award Agreement, Confidentiality Agreement, or other reasonable written agreement. Service as an Accesspoint Advisory Board member shall not constitute employment of any type whatsoever by Accesspoint; future employment, if any, shall be memorialized by a separate written agreement. We each shall therefore have the right to terminate this relationship at any time, for any reason, with no obligation to provide advanced notice of such termination. Upon termination, all unvested Awards (including, without limitation, stock and stock options) shall terminate and cease to become exercisable by you. Accesspoint anticipates that it shall receive commensurate value for the Awards in the form of referrals and potential business relationships resulting from

Accesspoint Corporation

Mr. Toby Parrish
November 16, 1999
Page 8

the Potential Resources introduced by you. Should we determine in our sole unreviewable discretion, subject to the provisions of this letter agreement, that Accesspoint has not received commensurate value, Accesspoint may terminate your services as an Advisory Board member, without cause and without notice as set forth above, and the vesting of any and all awards hereunder shall immediately cease.

     This letter agreement may be amended only by written consent of each of the parties hereto. The parties hereto shall cooperate with each other and execute such additional documents or instruments and perform such further acts as may be reasonably necessary to affect the purpose and intent of this letter agreement. This letter agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreement, representations and understandings of the parties.
No waiver of any of the provisions of this letter agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver. Should any provision or portion of this letter agreement be held or otherwise become unenforceable or invalid for any reason, the remaining provisions and portions of this letter agreement shall be unaffected by such unenforceability or invalidity.

     This letter agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The persons executing this letter agreement represent that they possess full power and authority to bind the entities they purport to bind hereunder. This letter agreement shall be binding on, and shall inure to the benefit of, the parties to it and their respective heirs, legal representatives, successors and assigns. All representations, warranties and agreements of the parties contained in this letter agreement, or in any instrument, certificate, opinion or other writing provided for in it, shall survive the termination of this letter agreement. Nothing in this letter agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this letter agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this letter agreement intended to relieve or discharge the obligation or liability of any third party to this letter agreement, nor shall any provision give any third person any right of subrogation or action over against any party to this letter agreement.

     Each party's obligations under this letter agreement are unique. If any party should default in its obligations under this letter agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, the non-defaulting party, in addition to any other available rights or remedies, may sue in equity for specific

Accesspoint Corporation

Mr. Toby Parrish
November 16, 1999
Page 9

performance without the necessity of posting a bond or other security, and the parties each expressly waive the defense that a remedy in damages will be adequate.

     If any legal action or any arbitration or other proceeding is brought for the enforcement of this letter agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this letter agreement, the successful or prevailing party or parties shall be entitled to recover as an element of their damages, reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which they may be entitled.

     Whenever the context of this letter agreement requires, the masculine gender includes the feminine or neuter gender, and the singular number includes the plural. This letter agreement shall be construed in accordance with, and governed by, the laws of the State of California. This letter agreement is to be performed at Orange County, California. Therefore, venue for any action brought regarding the interpretation or enforcement of this letter agreement shall lie exclusively in Orange County, California.

     If you find the foregoing provisions satisfactory, please execute the acknowledgment and consent provision set forth below. As chief executive officer of Accesspoint, I look forward to your potential contribution to our team. If you have any questions concerning this proposal, please do not hesitate to contact me at (949) 852-8526 x200 as soon as possible. I look forward to the exciting opportunities ahead.

                                        Sincerely,

                                        Accesspoint Corporation



                                        By: /s/ Tom M. Djokovich
                                            ----------------------
                                        Tom M. Djokovich,
                                        Chief Executive Officer

Acknowledged By:


By: /s/ Toby Parrish
    ----------------
Toby Parrish

Date:  November 16, 1999